AXIOM BIOSCIENCES

Precision regenerative therapies for brain injury. IPO ahead


Axiom
Biosciences

axiombio.co San Diego, CA

Technology | Notable Angel | Healthcare | Biotech | AI

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. First US biotech targeting Hong Kong listing at $1B+ (2027); Nasdaq at $3B+ (2029); not guaranteed
2. In clinical trial for IVH (brain bleeds in newborns): mortality eliminated, from ~46% to 0%
3. $21M raised from VCs like Partners Investment & Proxima Ventures & 8 grants (NIH, CIRM, DoD)
4. Targeting a $16.6B annual market in the US with 7+ years of FDA market exclusivity
5. 50+ patents pending and 9 issued globally
6. 2 FDA Rare Pediatric Disease Designations & potential Priority Review Vouchers; est. $400M+ value
7. 2 FDA Orphan Disease Designations secure 7+ years of exclusivity, protecting $4.7B in revenue
8. World-class team from Stanford, Cornell, Yale, NYU & Michigan, backed by J&J Innovation Labs

Featured Investors



John Ballantyne, PhD   Follow   Invested $5,207,111

Dr. John Ballantyne, PhD, is a biotech leader and co-founder of Aldevron, acquired by Danaher in 2021 for $9.6B. He is a Partner of Kineticos Disruptor Fund, investing in innovative biotechnology platform technology and contract manufacturing companies.

"The breadth of utility of the MSCs alone in the neurological space gives the Axiom advanced program portfolio an extreme upside. Moreover, manufacturing is scalable and de-risked. I have great confidence in Remo and the team to be able to execute and bring high value products to market."



Partners Investment Follow — Invested $4,363,785

Partners Investment is a Seoul-based VC/PE firm with ~27 years of experience and ~$1B AUM. It manages 8 funds (4 healthcare-focused) and ~70 global biotech companies, with a cross-border team spanning Korea, U.S., and China, investing across all stage.

Jaeyeol An, PhD. , Managing Director

"Axiom Biosciences exemplifies the breakthrough platforms we seek- innovative, clinically focused, and built for scale. The company has rapidly advanced with multi-clinical-stage assets in the pipeline with strong regulatory positioning. Axiom's true strength lies in its leadership, Remo has built a world-class team with the vision and execution to translate cutting-edge science into impactful medicines that have shown to have meaningful outcomes for patients."



Proxima Ventures Follow — Invested $3,015,069

Proxima Ventures is an international life science VC with 7 funds and $5B AUM. It has invested in 70+ companies across biopharma, medical devices, and life science tools.

Haolin Sung, Partner

"We are early investor in the company, and the company's novel technology has broad applications."



Gemseki Investment Follow — Invested $593,370

Gemseki Investment, SNBL's corporate VC in Japan, combines capital with deep drug development expertise. It supports ~25 biotech companies and manages ~$70M AUM, providing regulatory, nonclinical, and strategic guidance.

Yoshiharu Asanuma, President and CEO

"What excites us most about our investment in Axiom is the significant progress the team has made with technologies that meaningfully expand the potential of cell therapy. Their approach addresses key limitations in the field and opens new possibilities for broader patient impact. Combined with a highly capable and focused team, we believe Axiom is well positioned to shape the future of cell-based therapeutics."



Inventa Capital Follow — Invested $322,979

Inventa Capital (RMI LLC) is a multi Family Office which has invested in 14 early stage life science and enterprise tech companies since 2015 and has returned >150% to LPs on exits to date.

Remo Moomiaie-Qajar, MD, General Partner

"I'll admit, it's a bit unconventional to write an endorsement for a company I founded. But I've invested my own capital alongside our investors because I genuinely believe in what we're building at Axiom, and importantly willing to take on risk with them (and you). We're not only tackling some of the most challenging diseases, but also redefining what a focused, lean biotech can achieve. Most importantly, I have complete conviction in my team's ability to execute and deliver meaningful outcom..."

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Team



Remo Moomiaie Founder & CEO SPV Voting Proxy

Serial entrepreneur & investor. Co-founded, Zerigo Health. Raising $100M. GP, Inventa Capital ($50M AUM). 8 US govt. grants. Former Yale Surgical Resident. Board member, Alliance mRNA Medicines. SUNY Stony Brook BS, Univ. of Szeged MD.



Karen Markham Chief Administrative Officer

Operations architect. Americas rep, LEGO Intl. HR Strategy Team. COO, Robinson Donovan Law. VP Operations, largest ACE Hardware franchise; drove the most profitable years in the cooperative's 95-year history. Built Axiom's full operational backbone.



Luke Peterson, PhD Chief Scientific Officer

Research innovator. 30 years of biotech research; 12 at the Univ. of Michigan, Professor. Named



investigator on active DoD-funded Axiom grant. 20+ peer-reviewed publications. Hogeschool van Utrecht Biochemistry BS. Univ. of Manchester Oncology PhD.



Reem Yunis, PhD. Director of Clinical Development

Clinical trial strategist. 15+ years pre-IND through registrational trials. Led trial strategy at Medable, a $2.1B clinical trials company. $2M FDA-funded researcher. 20+ publications, 2 patents. Hebrew University Life Sciences BSc & Genetics PhD.



Yaming Wang, PhD Director of Asian Operations

Global growth driver. Scaled Alphabet Health to $8M+ revenue & 40+ employees across US, China, & Europe. Drove 82% revenue growth at Prime Global, a healthcare consultancy. 20+ publications. Nanjing University PhD & NYU Molecular Oncology PhD.

Memo


Precision regenerative therapies for brain damage. IPO ahead.
Axiom
Biosciences

Axiom Biosciences is the world's leading clinical-stage biotech company developing regenerative therapies for brain injury, starting with newborns and stroke survivors.

Every year, millions of people suffer brain injury with no real path to recovery. Premature babies are often born with brain bleeds. Adults have their lives turned upside down by stroke. No treatment has ever given these patients a real chance at reclaiming their lost cognitive and motor function - until Axiom.

Our lead therapy has eliminated mortality in newborns with Intraventricular Hemorrhage (IVH) and improved their neurologic function in clinical trials. Now, we're bringing that same platform to stroke, one of the leading causes of death and disability in the US.

We've raised $21M+ in aggregate from VCs and won 8 federal grants from the National Institutes of Health (NIH), the California Institute for Regenerative Medicine (CIRM), and the Department of Defense, and have 50+ patents issued or pending. Our technology targets a $16.6B U.S. market for neonatal brain injury and stroke, with 7+ years of FDA market exclusivity.

Backed by top-tier biotech VCs like Partners Investment, Proxima Ventures, Gemseki, Creative Ventures, Wilson Sonsini and KreaMedica, and with a public listing on the horizon, we are closer than medicine has ever been to giving damaged brains a chance to heal.

PARTNERS INVESTMENT | ProX VENTURES | GEMSEKI | WILSON SONSINI | KreaMedica | CREATIVE VENTURES

Partnerships

MEDINNO MEDICAL INNOVATION TECHNOLOGY | GENEFAB

Support

CIRM | NIH | FIERCE

CIRM California Institute for Regenerative Medicine | National Institutes of Health | Endless Frontier Labs | Fierce Biotech | CONNECT | Johnson & Johnson Innovation JLABS

Human Clinical Data in hand with an IPO coming.

0%	**$21M**	**8**
Post-treatment mortality	In funding	Federal grants
50+	**$400M**	**$16.6B**
Patents issued and pending	Priority Review Voucher value	Total addressable market

In a clinical trial for Intraventricular Hemorrhage (IVH) in newborns, Axiom's lead asset, AX-007 reduced mortality from brain bleeds by ~46% – every child treated showed improved functional neurologic parameters.

Our second lead asset, AX-008, demonstrated equally compelling results in newborns with Hypoxic Ischemic Encephalopathy (HIE), reducing brain damage biomarkers, eliminating cerebral palsy, and reducing developmental delay in every treated child.



IVH & HIE: RPDD & ODD
Neonatal Indications →
Intraventricular Hemorrage
Hypoxic Ischemic Encephalopathy (HIE)
No approved therapies
OUTCOMES
· Death 32-66% (IVH)
· Cerebral Palsy > 50%
· Severe Neurodevelopmental impairment ~55%
· ~75% require special education/support

While most biotech companies take years to land their first federal grant, we've won eight in just 3 years from the National Institutes of Health, California Institute for Regenerative Medicine, and the Department of Defense. This puts us in the top 2% of applicants and signals strong validation from the field's most rigorous scientific reviewers.

The FDA has granted us two Rare Pediatric Disease Designations and two Orphan Disease Designations, giving us access to two Priority Review Vouchers (PRVs) valued at an estimated $400M - entirely non-dilutive to investors.

We're targeting a Hong Kong Stock Exchange listing at a valuation of $1B+ in Q2 2027, the first step toward our eventual move to Nasdaq.

Global Regenerative & Genetic Medicine Company

Axiom Biosciences → HKEX 香港交易所 → Nasdaq

With human data in hand, an estimated $400M in non-dilutive value from pending Priority Review Vouchers, and a $1B+ public listing ahead (not guaranteed), we're democratizing pre-IPO access for everyday investors.

Brain regeneration is medicine's biggest challenge.

Brain damage doesn't discriminate; it strikes premature infants in NICUs and adults rebuilding their lives after a stroke.



Newborns (IVH & HIE)
Adults (Stroke)

11,000 Diagnosed annually in the US	**807,000+** Strokes occur annually in the US
66% Mortality rate in severe cases	**50%+** Mobility loss rate in survivors aged 65+

Each year, about 11,000 newborns are diagnosed with Intraventricular Hemorrhage or Hypoxic Ischemic Encephalopathy. There are no approved therapies. Without intervention, mortality rates can reach 66%, and survivors often face severe, lifelong disability.

Stroke hits even harder at scale, affecting over 807,000 Americans annually, making it the leading cause of long-term disability in the country. Worldwide, roughly 12 million people suffer a stroke each year, and stroke ranks as the second leading cause of death globally. Current treatments can't regenerate damaged brain tissue, and patients are left to manage the aftermath.

For decades, medicine has focused on managing damage rather than reversing it, because reversing it was not possible.

While stem cells have been studied in 1,500+ clinical trials across 40 years and have shown promise, **they have not had a breakthrough moment.**



Stem cells are the backbone of regenerative medicine, but there is a problem with how they translate their therapeutic value into humans. Stem cells naturally go to and repair inflamed tissues. In most humans, stem cells must decipher hundreds of inflammatory signals.

Most competitors in the field are delivering unmodified cells through an intravenous (IV) route of administration and hope for the best, leaving the stem cell without a clear destination in the body. Worse, in the organ they are intended to treat, a very small percentage of cells ever get there to do the work because they are "diluted" into other organs, leading to a subpar therapeutic effect.

Axiom turned 40 years of stem cell potential into tangible human outcomes.

Axiom takes a fundamentally different approach to stem cell therapy. We precondition every stem cell before it enters the body, programming each one with a specific mission – like setting a GPS before a road trip. Rather than administering cells through IV delivery, we deliver them directly into the brain via injection, ensuring 100% of the therapy reaches its target instead of dispersing through the bloodstream to the liver, spleen, or kidneys.

Our stem cells are sourced exclusively from umbilical cords (aka Wharton Jelly Mesenchymal Stem Cells or WJ-MSC), the youngest and purest stem cells available, harvested at birth from healthy newborns. This matters because bone marrow and fat-derived stem cells come from adult donors, placental cells are a mixture of maternal and baby cells, and iPSC-derived cells are a mixed bag that is difficult to manufacture consistently.

How Axiom is Different	Why it Matters
1 Preconditioned MSC (during manufacturing) are irreversibly "programmed" before administration 2 Direct Injection ensures 100% of product is in the brain	Better Control *(Optimized Safety & Efficacy)*
3 WJ-MSCs are the youngest cells → universally	Uncompromised


accepted as the best for regeneration
Product

The biological mechanisms of brain injury in premature newborns with Intraventricular Hemorrhage (IVH) and Hypoxic Ischemic Encephalopathy (HIE) are similar to those caused by Ischemic and Hemorrhagic Stroke in adults, respectively, which means our platform can address four diseases with one manufacturing process and one delivery method.

Products (AX-007, AX-008, AX-009, AX-010): are the **same** product and have the same manufacturing and source.


Controllable Cellular Therapies at Commercial Scale
Unlimited Supply of Umbilical Cords (Raw Materials)
Isolated Cells of Interest (MSCs)
Preconditioned Cell (patent)
Axiom Biosciences
Enhanced Therapeutic Efficacy

No competition, human data, unlimited cell supply, and 7 years of market exclusivity.

Axiom's lead is not a single advantage – it's a stack. Our unlimited supply contract for umbilical cord stem cells gives us a manufacturing foundation no competitor can easily replicate. We have 50+ patents pending and 9 issued globally. Two FDA Rare Pediatric Disease Designations and two Orphan Disease Designations secure 7+ years of market exclusivity, protecting an estimated $4.7B in cumulative revenues from our lead assets.

Unlike other biotech campaigns raising from the community, we already have real human clinical data. We are not asking investors to bet on a hypothesis. We have treated patients, measured outcomes and demonstrated the therapy works in humans.

That's also why we're raising now, ahead of full commercialization: the capital funds this last stretch, where the science risk is lowest and the capital need is highest. And investors don't have to wait for product revenue to see a return: the two Priority Review Vouchers can be sold or licensed as soon as we reach approval.

The scientific community and press are taking notice.


“The breadth of utility of the MSCs alone in the neurological space gives the Axiom advanced program portfolio an extreme upside. Moreover, manufacturing is scalable and de-risked. I have great confidence in Remo and the team to be able to execute and bring high value products to market.
— Dr. John Ballantyne, PhD
Partner of Kineticos Disruptor Fund

Dr. Ballantyne is a partner at Kineticos Disruptor Fund, a life sciences investment firm built specifically to back disruptive cell and gene therapies in neuroscience and rare disease, the exact category Axiom's platform sits in.




CNBC
FIERCE Biotech
Bloomberg
South China Morning Post
BioSpace
THE CHINA CONNECTION
'There is always a first': Why US biotech Axiom will begin its IPO journey in Hong Kong
US biotech firm developing therapies for infant brain injuries plans Hong Kong listing
Axiom Biosciences founder says Hong Kong investors show greater maturity than Nasdaq in handling biotech companies
Axiom plans Hong Kong IPO, hoping to carve new path for US biotechs
US-Based Axiom Seeks Hong Kong IPO to Tap China's Biotech Boom

World-class science needs world-class operators. We have both.



Remo Moomiaie-Qajar (MD)
Founder & Chief Executive Officer



Luke Peterson (PhD)
Chief Scientific Officer



Karen Markham
Chief Administrative Officer



Reem Yunis (PhD)
Director of Clinical Development



Yaming Wang (PhD)
Director of China Operations

Our core team brings executive experience from Stanford, Cornell, Yale, NYU, and the University of Michigan, with track records spanning landmark FDA trials, peer-reviewed publications in Nature Medicine, Blood, and PNAS, and C-suite leadership across biotech, legal, and multi-state retail operations.

Behind them sits a scientific advisory board from Duke, NYU, Ohio State University, and City of Hope, with the backing of Johnson & Johnson Innovation Labs, one of the most influential innovation networks in global biopharma.

Scientific Advisors



John C. Bell (PhD)
Professor, Microbiology & Immunology, University of Ottawa



Stephen Forman (MD)
Chair, Dept. of Hematology & Stem Cell Transplantation



Michael Houston (PhD)
Chief Scientific Officer and Founder, Artis BioSolutions



Kyeung Min Joo (MD, PhD)
Professor, CEO, Medinno



Alexa Meara (MD)
Associate Professor of Internal Medicine, Rheumatology



Robert Schneider (PhD)
Assoc. Dean for Therapeutics Alliance, NYU

A massive $16.6B market in brain injury & stroke, with no approved solution.



$16.6B
annually in the US
Intraventricular Hemorrhage TAM
$1.6-2.0B
annually
Stroke TAM (ischemic & hemorrhagic)
$10-13B
annually
Hypoxic-Ischemic Encephalopathy TAM
$1.0-1.6B
annually

Axiom's precision regenerative platform targets two of the most underserved conditions in neurology: neonatal brain damage, and stroke in adults. Together, these conditions represent a $16.6B annual total addressable therapeutic market in the US. Neither condition has an approved regenerative treatment.

The business model is diversified, high-margin, and built for scale.



Direct therapy sales
Precision regenerative therapies sold direct to market
Priority review vouchers
Two PRVs valued at ~$200M each fully non-dilutive
Government revenue
Dept. of Defense radiation countermeasure recurring funding
Protected by 7+ years of FDA market exclusivity
Estimated $4.7B in cumulative revenues from lead assets

As a therapeutics company, Axiom sells its regenerative therapies to hospitals and health systems, who administer them to patients and are reimbursed by insurers, the standard commercial path for specialty cell therapies. With a first-in-class, best-in-class platform, we also expect to partner with a larger pharma company to scale distribution once we reach commercial launch.

We're targeting $4B+ in peak annual gross profits for our lead assets.



Neonatal (94% gross profit margin)
Stroke (85% gross profit margin)
$500M
$400M
$300M
$200M
$100M
$0M

Year 1 Year 2 Year 3 Year 4 Year 5

Year 1 revenue	Year 5 revenue
$32M AX-007 (IVH) alone	**$551M+** Year 5 revenue across all four assets

Axiom projects peak sales by year five of commercial launch of each of our four assets, sold through the hospital and health-system channel established above, from a single manufacturing process, providing us economies of scale. Year one projections start at $32M for AX-007 (IVH) alone, scaling past $551M by year five as market penetration grows across neonatal and stroke indications.

As that penetration continues to mature beyond year five, peak annual gross profit across both indications reaches an estimated $4B+.

With 87% gross margins on neonatal (IVH and HIE) and 46% gross margins on stroke (ischemic and hemorrhagic), every additional patient treated adds significant margin at minimal incremental cost.

Extending two proven platforms into four new programs.

Pipeline

Asset	Modality	Indication	Preclinical	Phase 1	Phase 2	Phase 3
AX-007	cMSC *conditioned*	IVH*				
AX-008	cMSC	HIE*				
AX-009	cMSC	Ischemic Stroke				
AX-010	cMSC	Hemorrhagic Stroke				
AX-011	eMSC *engineered*	Burns**	DoD Funded			
AX-012	Fusion-Protein	Atopic Dermatitis	AI Designed			
AX-013	in vivo CAR-T	Autoimmune	AI Designed			
AX-014	Cancer vaccine	Cancer	AI Designed			

*IVH (Intraventricular Hemorrhage of Newborns), Rare Pediatric Disease Designation & Orphan Disease Designation awarded in 2023
*HIE (Hypoxic Ischemic Encephalopathy), Rare Pediatric Disease Designation & Orphan Disease Designation awarded in 2023
**US regulatory pathway "FDA Animal Rule"

Brain injury was our first problem to solve, using the technologies we've built over the past seven years. Next, AX-011 extends our stem cell engineering platform, already funded by an active Department of Defense grant, from brain tissue to burns. AX-012, AX-013, and AX-014 all come from the same AI drug-design platform, the engine behind our lead assets' preclinical targeting, applied to atopic dermatitis, autoimmune disease, and cancer vaccines. These four programs use two of Axiom's existing platforms to reach new issues and diseases.

We have a clear line of sight to exit.

On track to become **the first U.S. biotech to list on the Hong Kong Stock Exchange**, targeting a **$1B+ valuation in Q2 2027**, followed by a **Nasdaq listing at $3B+ by H2 2029.**



Valuation:
$1B+
$3B+
AX-010
Hemorrhagic Stroke
AX-009
Ischemic Stroke
AX-008
HIE
AX-007
IVH
HKEX
IPO
Nasdaq
IPO
First Pt. Dosed Phase 2A (USA)
Last Patient Dosed
Phase 2A Clinical Readout
First Pt. Dosed Phase 2A (Australia)
Last Patient Dosed
Phase 2A Clinical Readout
US FDA IND Phase 3
First Pt. Dosed Phase 2B (Australia)
Last Patient Dosed → Fast Track
Phase 2B Clinical Readout
BLA
First Pt. Dosed Phase 2B (Korea)
Last Patient Dosed → Fast Track
Phase 2B Clinical Readout
BLA



Crossover: $30 M
HKEX: $200-300 M Raised
NASD: $300-400 M Raised
Timeline/Milestones:
1st IPO
2nd IPO

IVH (Intraventricular Hemorrhage of Newborns). Rare Pediatric Disease Designation & Orphan Disease Designation awarded in 2023
HIE (Hypoxic Ischemic Encephalopathy). Rare Pediatric Disease Designation & Orphan Disease Designation awarded in 2023

We're going public in Hong Kong first because that's where the capital and the partners already are. The exchange has a long history of biotech listings and a mature investor base with strong appetite for clinical-stage science.

Forward-looking statements are not guaranteed.

Our lead therapy program was also co-developed with Medinno, based in South Korea, so a Hong Kong listing keeps us close to clinical partners already advancing our platform. Going public on the HKSE first and targeting NASDAQ listing later is a deliberate sequence: build value in a market built for Axiom, then bring that momentum stateside.

This sequence works because the underlying science already holds up and the market and regulatory pathway are already validated.

Mesoblast recently became the first company to win FDA approval for a stem cell therapy, achieving a market cap of $1.9B+ on a single FDA-approved stem cell therapy, only treating roughly 400 pediatric patients per year. Axiom's addressable patient population is 27x larger, spanning four diseases with one manufacturing process and human clinical data already in hand.

Acquirers are already paying premiums for regenerative-therapy platforms before they reach commercialization. UCB recently agreed to acquire Neurona Therapeutics, a nervous system cell therapy company, for up to $1.2B — before Neurona reached commercialization. Axiom is further along, with more indications and stronger clinical proof.

mesoblast	NEURONA THERAPEUTICS
$1.9B	$1.2B
Market cap	Acquired

Future projections cannot be guaranteed.

Investing in Axiom comes with extra perks.

Tiers	Perks
$5,000	**Branded Merch** Axiom' branded Northface Black Jacket and matching baseball hat
$10,000	**Website Tribute** We will honor you or your loved one by placing their name, photo, and/or an honorary message in our Patient & Advocate on the Axiom Biosciences website + previous perk.
$25,000	**Quarterly Investor Report** We will send you quarterly investor report emails with detailed strategic business and data updates + previous perks
$50,000	**Private Virtual Call with CEO & CSO** A behind-the-science private virtual briefing with Axiom's CEO Remo and CSO Luke + previous perks.
$100,000	**Annual Investor Call + Invite to Private Dinner** Annual investor call and invite to private dinner party celebration post IPO in San Diego + previous perks

The brain finally has a fighting chance.

Every year, thousands of newborns face a brain bleed with a 46% mortality rate and no approved treatment. In our clinical trial, Axiom brought that number to zero in every child treated. We're now advancing the same platform toward stroke, a condition that affects over 800,000 Americans a year, with encouraging early results already in hand.

Most biotech companies raise money from a handful of large investors, venture funds and institutional players. We're raising differently by opening this round to everyone, because the people whose support helps bring a therapy like this to market shouldn't be limited to a select few.

be limited to a select few.

Investing in Axiom means getting a direct stake in a company on a defined path to a public listing that has treated patients and measured actual outcomes.


Invest in the future of
brain medicine.
Axiom
Biosciences

Invest in Axiom Biosciences today wefunder.com/axiombiosciences/invest.

Downloads

- Series A-2 Stock Purchase Agreement - Cytonus Therapeutics, Inc. - [Execution Version] 4929-3337-8483 4.pdf